

June 17, 2022

Brian John
Chief Executive Officer
Jupiter Wellness, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

> **Re: Jupiter Wellness, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 13, 2022**
> **File No. 333-265561**

Dear Mr. John:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aric-James Prazeres at 202-551-4841 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mayank Pradhan